UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 11, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A. ANNOUNCES THE FULL EXERCISE OF THE UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL AMERICAN DEPOSITARY SHARES

Buenos Aires, Argentina, July 11, 2017. Banco Macro S.A. (NYSE: BMA; Bolsas y Mercados Argentinos S.A./Mercado Abierto Electrónico S.A.: BMA) (“Banco Macro”) announces today that the underwriters of Banco Macro’s previously announced global primary follow-on offering of 74 million Class B ordinary shares, including Class B ordinary shares represented by American Depositary Shares (“ADSs”), each representing 10 Class B ordinary shares (the “Offering”), have exercised their option to purchase an additional 1,068,998 ADSs at the public offering price of US$90 per ADS. In addition, investors in Argentina have exercised their preferential subscription rights in respect of 410,013 Class B ordinary shares at a price of US$9 per share, bringing the total gross proceeds from the Offering to approximately US$766 million, before deducting underwriting discounts and commissions and other offering-related expenses. The Offering closed on June 19, 2017. The additional ADSs and additional Class B ordinary shares are expected to be issued and delivered on July 13, 2017.

Banco Macro intends to use the proceeds from the Offering for general corporate purposes and, specifically, to be in a position to fund the expansion of credit demand in Argentina and to take advantage of potential acquisition opportunities in the Argentine banking system.

Goldman Sachs & Co. LLC acted as Global Coordinator and Joint Bookrunner, BofA Merrill Lynch acted as Joint Bookrunner, and Macro Securities S.A. served as Placement Agent in Argentina for the Offering.

A registration statement on Form F-3 and a prospectus relating to the ADSs have been filed with the U.S. Securities and Exchange Commission.

Copies of the prospectus relating to the ADSs may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone toll-free at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; from BofA Merrill Lynch at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-000, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com. The registration statement and the prospectus are available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Macro’s business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

IR Contact in Buenos Aires:

Jorge Scarinci - Finance & IR Manager

E-mail: investorelations@macro.com.ar/ Phone: (5411) 5222 6682

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 11, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager